Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-230424

April 26, 2019

YUNJI INC.

Yunji Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC at 180 Varick Street room 214, New York, New York 10014, United States of America, Attention: Prospectus Department, by calling 1-866-718-1649 or via email: prospectus@morganstanley.com, Credit Suisse Securities (USA) LLC, at 11 Madison Avenue, New York, NY 10010-3629, United States of America, Attention: Prospectus Department, by calling 1-800-221-1037 or via email: newyork.prospectus@credit-suisse.com, J.P. Morgan Securities LLC at 1155 Long Island Avenue, Edgewood, NY 11717, United States of America, Attention: Broadridge Financial Solutions, by calling 1-866-803-9204 or via email: prospectus-eq_fi@jpmchase.com, or China International Capital Corporation Hong Kong Securities Limited, at 28th Floor, 350 Park Avenue, New York, NY 10022, United States of America, by calling 1-646-794-8800 or via email: g_prospectus@cicc.com.cn. You may also access the Company’s most recent prospectus dated April 26, 2019, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on April 26, 2019, or Amendment No. 3, by visiting EDGAR on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1759614/000119312519122523/d633184df1a.htm

The following information supplements and updates the information contained in the Company’s Amendment No. 3 to the Company’s registration statement on Form F-1 dated April 26, 2019. All references to page numbers are to page numbers in Amendment No. 3.

(1)	Amend and replace the Recent Developments section on pages 5 with the following:

Recent Developments

The following sets forth our preliminary unaudited selected financial data for the three months ended March 31, 2019. The below summary of financial data is not a comprehensive statement of our financial results for the three months ended March 31, 2019:

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Revenues. We estimate that our revenues in the three months ended March 31, 2019 were no less than RMB3.2 billion, representing an increase of approximately 44.8% from RMB2,209.7 million in the three months ended March 31, 2018, primarily due to the growth of our business.

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Operating cost and expenses. We estimate that our total operating cost and expenses in the three months ended March 31, 2019 were no less than RMB3.5 billion, representing an increase of approximately 53.0% from RMB2,287.5 million in the three months ended March 31, 2018, primarily due to the expansion of our operations.

Because we have not completed the financial closing process for the three months ended March 31, 2019, our preliminary unaudited selected financial data set forth above is subject to change. PricewaterhouseCoopers Zhong Tian LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers Zhong Tian LLP does not express an opinion or any other form of assurance with respect thereto.

Our GMV increased by 93.7% from RMB3.5 billion in the three months ended March 31, 2018 to RMB6.8 billion in the three months ended March 31, 2019, based on a total of 40.0 million orders fulfilled and 7.3 million buyers in the three months ended March 31, 2019. Our revenues did not grow as fast as our GMV during the same periods, mainly due to (i) the increased contribution of emerging brand and private label products to our GMV, for which members receive more referral incentives than from sales of mainstream brand products, and (ii) the increase in the sales of goods and services for which we recognize revenue on a net basis.

In addition, we had approximately 7.1 million transacting members in the twelve months ended March 31, 2019 and approximately 4.9 million transacting members in the three months ended March 31, 2019, and a cumulative number of approximately 9.0 million members as of March 31, 2019.

Our preliminary unaudited selected financial data for the three months ended March 31, 2019 may not be indicative of our financial results for future interim periods or for the full year ended December 31, 2019. For example, we expect to conduct more marketing and promotion activities and thus incur increased sales and marketing expenses in the remainder of 2019, and there is no assurance that we will be profitable for the remaining quarters of 2019 or full year ended December 31, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors, including seasonality, that may influence our results of operations and for recent quarterly operating results.

(2)	Amend the paragraph under the table on page 196 to read as follows:

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$4.85 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to US$35,000.

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